[Pulaski Financial Corp. Letterhead]

April 19, 2011

VIA EDGAR

Mr. Kevin W. Vaughn

Branch Chief

100 F Street, NE

US Securities and Exchange Commission

Washington, DC 20549

Re:	Pulaski Financial Corp.
Form 10-K for the year ended September 30, 2010
Form 10-Q for the quarterly period ended December 31, 2010
File No. 000-24571

Dear Mr. Vaughn:

We have received your letter dated March 21, 2010 regarding comments on the above-referenced filings.  Shown below are our proposed revised disclosures that will be included in future filings.  We have used the information previously included in our Form 10-Q for the quarterly period ended December 31, 2010 to illustrate these disclosures.  To aid in your review, we have repeated your comments followed by our responses.

Form 10-K for the Fiscal Year Ended September 30, 2010

Exhibit 13

Retail Mortgage Lending, page 6

1.                                       We note your disclosure on page 7 that you have charged to earnings “amounts potentially due to the Company’s loan investors under guarantees related to loans that were previously sold and became delinquent or defaulted”.  Considering the materiality of these charges to your net income, please revise future filings beginning with your next Form 10-Q, to disclose the information requested by paragraphs 3-5 of ASC 450-20-50 as it relates to this exposure.  In particular, to the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued, please revise to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.  We also remind you of the requirement in Item 303 of Regulation S-K to discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources, such as increases or decreases in the volume or amount of claims.  Please revise your discussion on page 7, or elsewhere if appropriate, to more thoroughly discuss the risks and uncertainties associated with developing your estimated liability for representations and warranties.

2.                                       Please revise your future filings to provide a roll forward of the reserve as well as a roll forward of repurchase requests received for each period presented.  Separately quantify the total outstanding exposure of loans sold with recourse.  To the extent your loans were sold with varying levels of recourse, identify that fact as well as the nature of the levels of recourse, and quantify the amounts sold at each level of recourse.

Response to Comments No. 1 and 2

Pulaski Financial Corp. (the “Company”) proposes to include the following enhanced disclosures to information that was most recently disclosed under “Retail Mortgage Lending” on page 25 of our Form 10-Q for the quarterly period ended December 31, 2010 in future filings in response to comments no. 1 and 2 issued by the Staff:

Also reducing mortgage revenues were charges to earnings totaling $677,000 and $54,000 during the three months ended December 31, 2010 and 2009, respectively, for estimated liabilities due to the Company’s loan investors under contractual obligations related to loans that were previously sold and became delinquent or defaulted.  Under standard representations and warranties and early payment default clauses in our mortgage sale agreements, we may be required to repurchase mortgage loans sold to investors or reimburse the investors for credit losses incurred on loans (collectively “repurchase”) in the event of borrower default within a defined period after origination (generally 90 days), or in the event of breaches of contractual representations or warranties made at the time of sale that are not remedied within a defined period after we receive notice of such breaches (generally 90 days). We establish mortgage repurchase liabilities related to these events that reflect management’s estimate of losses for loans for which we could have a repurchase obligation based on a combination of factors.  Such factors incorporate the volume of loans sold in previous periods, default expectations, historical investor repurchase demand and appeals success rates (where the investor rescinds the demand based on a cure of the defect or acknowledges that the loan satisfies the investor’s applicable representations and warranties), and estimated loss severity.

The Company does not sell loans directly to government-sponsored enterprises, but rather to large national seller servicers on a servicing-released basis.  Reflecting industry-wide trends, the Company experienced an increase in repurchase requests from its investors in recent periods.  In response, the Company has strengthened its review and appeal procedures to respond to such requests.  The Company’s loans originated for sale are primarily made to the Company’s customers within its market areas of metropolitan St. Louis and Kansas City and are locally underwritten according to government agency and investor standards.  In addition, all loans sold to the Company’s investors are subject to stringent quality control reviews by such investors before the purchases are funded.  As a result, the Company has been successful in resolving and defending a large number of these recent repurchase requests.

The principal balance of loans sold that were still subject to recourse provisions related to early payment default clauses totaled approximately $442 million and $367 million at December 31, 2010 and September 30, 2010, respectively.  Because the Company does not service the loans that it sells to its investors, it is generally unable to track the outstanding balances or delinquency status of a large portion of such loans that may be subject to repurchase under the representations and warranties clauses in the Company’s mortgage sale agreements.  The following is a summary of the principal balance of mortgage loan repurchase demands that were received and resolved during the three months ended December 31, 2010:

(In Thousands)
Received during period	$3,929
Resolved during period	4,401
Unresolved at end of period	6,362

The following is a summary of the changes in the mortgage loan repurchase reserve during the three months ended December 31, 2010 and 2009:

	2010	2009
Balance at beginning of period	$470,983	$250,337
Provisions charged to expense	689,291	53,918
Amounts paid to resolve demands	(373,560)	(251,618)
Balance at end of period	$786,715	$52,637

The mortgage repurchase reserve of $787,000 at December 31, 2010 represents our best estimate of the probable loss that we will incur for various early default provisions and contractual representations and warranties associated with the sales of mortgage loans. There may be a range of reasonably possible losses in excess of the estimated liability that cannot be estimated with confidence. Because the level of mortgage loan repurchase losses depends upon economic factors, investor demand strategies and other external conditions that may change over the life of the underlying loans, the level of the liability for mortgage loan repurchase losses is difficult to estimate and requires considerable management judgment. In addition, we do not service the loans that we sell to our investors and are unable to track the remaining unpaid balances after sale.  We maintain regular contact with our investors to monitor and address their repurchase demand practices and concerns.

Allowance for loan losses, page 16

3.                                       Please revise to clarify the balance of loans for which you determine impairment based on the collateral value less costs to sell method and the discounted cash flow method.  Revise your disclosure to clarify the statement here that you primarily use the discounted cash flow method with your disclosure on page 19 that your loans are typically collateralized by real estate.  In particular, clarify the reasons for using a discounted cash flow model instead of the collateral value and discuss whether your allowance would be materially different if you did.

Response to Comment No. 3

Enhanced disclosures to the information that was most recently disclosed under Note 8 of Notes to the Unaudited Consolidated Financial Statements on page 14 of our Form 10-Q for the quarterly period ended December 31, 2010 that the Company proposes to include in future filings in response to comment no. 3 issued by the Staff is located under the section entitled “Impaired Loans” contained in Appendix A to this letter.

Form 10-Q for the Period Ended December 31, 2010

8. Loans Receivable, page 13

4.                                       Please revise your filing beginning with the next Form 10-Q to include all of the disclosures required by ASC 310-10-50 in your interim financial statements.

Response to Comment No. 4

Attached as Appendix A to this letter please find proposed enhanced disclosures to the information that was most recently disclosed under Note 8 of Notes to the Unaudited Consolidated Financial Statements beginning on page 13 of our Form 10-Q for the quarterly period ended December 31, 2010 to be included in all future interim financial statements that we believe represent all of the disclosures currently required by ASC 310-10-50. In addition to these proposed disclosures, we will include in all future filings all disclosures required by ASC 310-10-50 for loan modifications accounted for as troubled debt restructurings when their implementation becomes effective.

10.  Fair Value Measurements, page 17

5.                                       Please revise your future filings to disclose specifically how often you obtain updated appraisals for your collateral dependent loans.  Describe the types of adjustments made to the appraisals as a result of outdated values or other factors.  Please provide these disclosures by loan type.

6.                                       Please revise your future filings to disclose the steps you take, if any, to validate the fair value estimates of the collateral securing impaired loans and your real estate acquired in settlement of loans.

7.                                       Please revise to more specifically describe the types and sources of the adjustments made to the fair value of your real estate acquired in settlement of loans subsequent to transfer from the loan portfolio.

Response to Comment Nos. 5, 6 and 7

The Company proposes to include in future filings the following disclosures regarding comment nos. 5, 6 and 7 issued by Staff relating to fair value measurements:

Impaired Loans.  The fair values of impaired loans are generally based on market prices for similar assets determined through independent appraisals (Level 2 valuations) or discounted values of independent appraisals or brokers’ opinions of value (Level 3 valuations).  Since substantially all of the Company’s loans receivable that are secured by real estate are within the St. Louis metropolitan area, management is able to closely monitor the trend in real estate values in this area.  New appraisals are generally obtained for impaired residential real estate loans if an inspection indicates the possibility of a significant decline in fair value.  If a new appraisal is determined not to be necessary, management may obtain a broker’s opinion of value or apply a discount to the existing appraised value based on the age of such appraisal and the overall trend in real estate values in the market area since the date of such appraisal.  Similarly, the Company maintains close contact with its commercial borrowers whose loans are determined to be impaired and new appraisals are obtained when management believes there has been a significant change in fair value.  If a new appraisal is determined not to be necessary, management may apply a discount to the existing appraised value based the age of such appraisal and on the overall trend in real estate values in the market area since the date of such appraisal, or other factors that affect the value of the property, such as rental rates and occupancy levels.

Real Estate Acquired in Settlement of Loans consists of loan collateral which has been repossessed through foreclosure or obtained by deed in lieu of foreclosure. This collateral is comprised of commercial and residential real estate. Such assets are recorded as held for sale initially at the lower of the loan balance or fair value of the collateral less estimated selling costs. Fair values are generally determined through external appraisals and assessment of property values by the Company’s internal staff.  New appraisals are obtained at the time of foreclosure and are reviewed periodically to determine whether they should be updated.  Subsequent to foreclosure, valuations are updated periodically, and the assets may be written down to reflect a new cost basis. For residential real estate properties, adjustments to valuations subsequent to foreclosure that are not based on new appraised values are generally made once the sales listing prices of the properties (which are generally based on brokers’ opinions of value) fall below the most current appraised values.  For commercial properties, adjustments to valuations subsequent to foreclosure that are not based on new appraised values are generally made once the sales listing price of the properties (which are generally based on brokers’ opinions of value) fall below the most current appraised values or changes in other factors, such as occupancy levels and rental rates, indicate a decline in fair value.  Because many of these inputs are not observable, the measurements are classified as Level 3.

Non-Performing Assets and Allowance For Loan Losses, page 32

8.                                       We note your disclosure on page 16 regarding the amount of impaired loans with no required valuation allowance.  Please revise your disclosure to discuss in detail the reasons why these loans are considered impaired but do not require a valuation allowance.  Provide this disclosure by loan type and explain the reasons for variations between periods.

Response to Comment No. 8

The Company proposes to include in future filings the following disclosures related to the reasons why the referenced loans are considered impaired but do not require a valuation allowance.  Such loans are displayed by loan type and the reasons for variations between periods are also explained.

The following table summarizes the unpaid principal balances of impaired loans at December 31, 2010 and September 30, 2010.  Refer to Note 8 of Notes to Unaudited Consolidated Financial Statements for a summary of specific reserves on impaired loans.

	December 31, 2010			September 30, 2010
	Impaired	Impaired		Impaired	Impaired
	Loans with	Loans with	Total	Loans with	Loans with	Total
	Specific	No Specific	Impaired	Specific	No Specific	Impaired
	Allowance	Allowance	Loans	Allowance	Allowance	Loans
Residential real estate first mortgage	$9,108,005	$24,046,372	$33,154,377	$7,805,475	$22,265,397	$30,070,872
Residential real estate second mortgage	1,050,705	2,854,132	3,904,837	1,075,800	2,971,947	4,047,747
Home equity lines of credit	2,975,397	2,004,580	4,979,977	1,720,474	2,263,042	3,983,516
Land acquisition and development	4,155,763	2,745,112	6,900,875	8,796,057	162,358	8,958,415
Real estate construction & development	398,992	3,721,015	4,120,007	126,992	4,367,621	4,494,613
Commercial & multi-family real estate	5,383,598	4,291,411	9,675,009	4,439,491	1,282,688	5,722,179
Commercial & industrial	1,820,491	94,011	1,914,502	2,062,052	38,688	2,100,740
Consumer and other	284,671	60,192	344,863	97,423	86,633	184,056
Total	$25,177,622	$39,816,825	$64,994,447	$26,123,764	$33,438,374	$59,562,138

Residential real estate first mortgage, second mortgage and home equity lines of credit that were determined to be impaired but had no related specific allowance totaled $28.9 million at December 31, 2010 compared with $27.5 million at September 30, 2010.  Such loans were determined to be impaired and were placed on non-accrual status because management determined that the Company will be unable to collect all amounts due on a timely basis according to the loan contract, including scheduled interest payments.  However, after evaluation of the fair value of the underlying collateral, the delinquency status of the notes and the ability of the borrowers to repay the principal balance of the loans, management determined that no impairment losses were probable on these impaired residential loans at December 31. 2010 and September 30, 2010.  The increase in principal balance of such loans between the periods was primarily due to an increase in past due residential real estate first mortgage loans.

Commercial loans, including land acquisition development and construction loans, real estate construction and development loans, commercial and multifamily real estate loans and commercial and industrial loans, that were determined to be impaired but had no related specific allowance totaled $8.1 million at December 31, 2010 compared with $5.9 million at September 30, 2010.  Such loans were determined to be impaired and were placed on non-accrual status because management determined that the Company will be unable to collect all amounts due on a timely basis according to the loan contract, including scheduled interest payments.  During the quarter ended December 31, 2010, the Company recorded partial charge-offs of principal balances, based on the fair value of the underlying collateral, totaling $2.8 million related to a relationship with one commercial borrower, leaving $2.9 million of real estate construction and development loans and $2.4 million of commercial and multi-family loans at December 31, 2010 with no required allowance.  The principal balance of land acquisition and development loans with no related specific allowance increased from $162,000 at September 30, 2010 to $2.7 million at December 31, 2010 and the principal balance of commercial and multi-family real estate loans with no related specific allowance increased from $1.3 million at September 30, 2010 to $4.3 million at December 31, 2010 primarily as the result of the charge-offs discussed above.  The principal balance of real estate construction and development loans with no related specific allowance decreased from $4.4 million at September 30, 2010 to $3.7 million at December 31, 2010 primarily as the result of principal repayments received on such loans. After evaluation of the fair value of the underlying collateral securing the remaining balances of collateral dependent loans, expected future cash flows of non-collateral dependent loans, the ability of the borrowers to repay the principal balance of the loans and the amount of partial charge-offs that had been previously recorded, management determined that no further impairment losses requiring a specific allowance for loan losses were probable on impaired commercial loans at December 31, 2010 and September 30, 2010.

* * * * *

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the above-referenced filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding this correspondence, please contact the undersigned.

Sincerely,

/s/ Paul J. Milano
Paul J. Milano
Chief Financial Officer

cc:	Rebekah Blakeley Lindsey, Securities and Exchange Commission

APPENDIX A

8.  LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

Loans receivable at December 31, 2010 and September 30, 2010 are summarized as follows:

	December 31,	September 30,
	2010	2010
Single-family residential:
Residential first mortgage	$237,930,151	$243,648,954
Residential second mortgage	57,764,812	60,281,107
Home equity lines of credit	193,015,834	201,922,359
Commercial:
Commercial and multi-family real estate	324,788,247	299,960,103
Land acquisition and development	68,511,350	74,461,741
Real estate construction and development	17,287,867	31,071,102
Commercial and industrial	162,140,974	155,622,170
Consumer and installment	3,698,673	3,512,266
	1,065,137,908	1,070,479,802
Add (less):
Deferred loan costs	3,802,939	3,884,483
Loans in process	(496,479)	(1,115,336)
Allowance for loan losses	(27,275,405)	(26,975,717)
Total	$1,041,168,963	$1,046,273,232

Weighted average interest rate at end of period	5.37%	5.34%

Ratio of allowance to total outstanding loans	2.56%	2.52%

Allowance for Loan Losses

The Company maintains an allowance for loan losses to absorb probable losses in the Company’s loan portfolio.  Loan losses are charged against and recoveries are credited to the allowance.  Provisions for loan losses are charged to income and credited to the allowance in an amount necessary to maintain an appropriate allowance given risks identified in the portfolio.  The allowance is comprised of specific allowances on impaired loans (assessed for loans that have known credit weaknesses) and pooled or general allowances based on assigned risk ratings and historical loan loss experience for each loan type.  The allowance is based upon management’s quarterly estimates of probable losses inherent in the loan portfolio.  Loans are charged off when circumstances indicate that a loss is probable and there is no longer a reasonable expectation that a change in such circumstances will result in collection of the amount charged off.

For purposes of determining the allowance for loan losses, the Company has segmented its loan portfolio into the following pools that have similar risk characteristics: residential loans, commercial loans and consumer loans.  Loans within these segments are further divided into subsegments, or classes, based on the associated risks within these subsegments. Residential loans are divided into three classes, including single-family first mortgage loans, single-family second mortgage loans and home equity lines of credit.  Commercial loans are divided into four classes, including land acquisition and development loans, real estate construction and development loans, commercial and multi-family real estate loans and commercial and industrial loans.  Consumer loans are not subsegmented because of the small balance in this segment.  The following is a summary of the significant risk characteristics for each segment of loans:

Residential mortgage loans are secured by one- to four-family residential properties with loan-to-value ratios at the time of origination generally equal to 80% or less.  Such loans with loan-to-value ratios of greater than 80% at the time of origination generally require private mortgage insurance.  Second mortgage loans and home equity lines of credit generally involve greater credit risk than first mortgage loans because they are secured by mortgages that are subordinate to the first mortgage on the property.  If the borrower is forced into foreclosure, the Company will receive no proceeds from the sale of the property until the first mortgage has been completely repaid.  Prior to 2008, the Company offered second mortgage loans that exceeded 80% combined loan-to-value ratios, which were priced with enhanced yields.  The Company still offers second mortgage loans up to 80% of the collateral values on a limited basis to credit-worthy borrowers.  However, the current underwriting guidelines are more stringent due to the current adverse economic environment.

Commercial loans represent loans to varying types of businesses, including municipalities, school districts and non-profit organizations, to support working capital, operational needs and term financing of equipment.  Repayment of such loans is generally provided through operating cash flows of the business.  Commercial and multi-family real estate loans include loans secured by real estate occupied by the borrower for ongoing operations, non-owner occupied real estate leased to one or more tenants and greater-than-four family apartment buildings.  Land acquisition and development loans represent loans that are made to borrowers for infrastructure improvements to vacant land to create finished marketable residential and commercial lots or land.  Most land development loans are originated with the intention that the loans will be paid through the sale of developed lots or land by the developers generally within twelve months of the completion date.  Real estate construction and development loans include secured loans for the construction of business properties that often convert to a commercial real estate loan at the completion of the construction period.  Commercial and industrial loans include loans made to support working capital, operational needs and term financing of equipment and are generally secured by equipment, inventory, accounts receivable and personal guarantees of the owner.  Repayment of such loans is generally provided through operating cash flows of the business, with the liquidation of collateral as a secondary repayment source.

Consumer loans include primarily loans secured by savings accounts and automobiles.  Savings account loans are fully secured by restricted deposit accounts held at Pulaski Bank.  Automobile loans include loans secured by new and pre-owned automobiles.

In determining the allowance and the related provision for loan losses, the Company establishes valuation allowances based upon probable losses identified during the review of impaired loans. These estimates are based upon a number of objective factors, such as payment history, financial condition of the borrower and discounted collateral exposure.  See discussion of impaired loans below.  In addition, all loans that are not evaluated individually for impairment and any individually evaluated loans determined not to be impaired are segmented into groups based on similar risk characteristics as described above.  Our methodology includes factors that allow us to adjust our estimates of losses based on the most recent information available.  Historical loss rates for each risk group are used as the starting point to determine allowance provisions.  These rates are then adjusted to reflect actual changes and anticipated changes in national and local economic conditions and developments, the volume and severity of internally classified loans, loan concentrations, assessment of trends in collateral values, and changes in lending policies and procedures, including underwriting standards and collections, charge-off and recovery practices.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses.  Such agencies may require the Company to modify its allowance for loan losses based on their judgment about information available to them at the time of their examination.

The following table summarizes the activity in the allowance for loan losses for the three months ended December 31, 2010 and 2009:

	Three Months Ended
	December 31,
	2010	2009
Balance, beginning of period	$26,975,717	$20,579,170
Provision charged to expense	4,300,000	6,074,000
Charge-offs:
Residential real estate first mortgage	173,980	930,913
Residential real estate second mortgage	331,312	185,937
Home equity lines of credit	530,529	725,649
Land acquisition and development	2,117,352	326,590
Real estate construction & development	178	1,436,313
Commercial & multi-family real estate	722,239	—
Commercial & industrial	161,251	73,222
Consumer and other	36,553	75,459
Total charge-offs	4,073,394	3,754,083

Recoveries:
Residential real estate first mortgage	8,208	986
Residential real estate second mortgage	28,870	1,092
Home equity lines of credit	9,649	3,506
Real estate construction & development	143	—
Commercial and multi-family real estate	1,050	5,253
Commercial & industrial	20,038	10,571
Consumer and other	5,124	2,113

Total recoveries	73,082	23,521

Net charge-offs	4,000,312	3,730,562
Balance, end of period	$27,275,405	$22,922,608

The following table summarizes, by loan portfolio segment, the changes in the allowance for loan losses for the three months ended December 31, 2010 and information regarding the balance in the allowance and the recorded investment in loans by impairment method at December 31, 2010.

	Residential
	Real Estate	Commercial	Consumer	Unallocated	Total
Activity in allowance for loan losses:
Balance, beginning of period	$11,192,096	$15,533,915	$149,578	$100,128	$26,975,717
Provision charged to expense	1,789,615	1,684,505	352,908	472,972	4,300,000
Charge offs	(1,035,821)	(3,001,020)	(36,553)	—	(4,073,394)
Recoveries	46,726	21,232	5,124	—	73,082
Balance, end of period	$11,992,616	$14,238,632	$471,057	$573,100	$27,275,405

Allowance balance at end of period based on:
Loans individually evaluated for impairment	$4,948,798	$3,152,988	$249,886	$—	$8,351,672
Loans collectively evaluated for impairment	7,043,818	11,085,644	221,171	573,100	18,923,733
Loans acquired with deteriorated credit quality	—	—	—	—	—
Total balance, end of period	$11,992,616	$14,238,632	$471,057	$573,100	$27,275,405

Recorded investment in loans receivable at end of period:
Total loans receivable	$491,002,120	$573,738,424	$3,703,824		$1,068,444,368
Loans receivable individually evaluated for impairment	42,221,584	22,612,101	345,030		65,178,715
Loans receivable collectively evaluated for impairment	448,780,536	551,126,323	3,358,794		1,003,265,653
Loans receivable acquired with deteriorated credit quality	—	—	—		—

Impaired Loans

A loan is considered to be impaired when, based on current information and events, management determines that the Company will be unable to collect all amounts due according to the loan contract, including scheduled interest payments.  When a loan is identified as impaired, the amount of impairment loss is measured based on either the present value of expected future cash flows, discounted at the loan’s effective interest rate, or for collateral-dependent loans, observable market prices or the current fair value of the collateral.  If the fair value of the collateral is used to measure impairment of a collateral-dependent loan and repayment or satisfaction of the loan is dependent on the sale of the collateral, the fair value of the collateral is adjusted to consider estimated costs to sell.  However, if repayment or satisfaction of the loan is dependent only on the operation, rather than the sale, of the collateral, the measurement of impairment does not incorporate estimated costs to sell the collateral.  If the value of the impaired loan is determined to be less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), an impairment charge is recognized through a provision for loan losses.

The following table summarizes the principal balance of impaired loans at December 31, 2010 and September 30, 2010 by the impairment method used.

	December 31,	September 30,
	2010	2010
	(In Thousands)
Fair value of collateral method	$45,966	$39,713
Present value of cash flows method	19,078	19,849
Total impaired loans	$65,044	$59,562

Loans considered for individual impairment analysis include loans that are past due, loans that have been placed on nonaccrual status, troubled debt restructurings, loans with internally assigned credit risk ratings that indicate an elevated level of risk, or loans that management has knowledge of or concerns about the borrower’s ability to pay under the contractual terms of the note.  Residential loans to be evaluated for impairment are generally identified through a review of loan delinquency reports, internally-developed risk classification reports, and discussions with the Bank’s loan collectors.  Commercial loans evaluated for impairment are generally identified through a review of loan delinquency reports, internally-developed risk classification reports, discussions with loan officers, discussions with borrowers, periodic individual loan reviews and local media reports indicating problems with a particular project or borrower.  Commercial loans are individually reviewed and assigned a credit risk rating periodically by the internal loan committee.  See discussion of credit quality below.

The following is a summary of impaired loans and other related information as of and for the three months ended December 31, 2010.

				Three Months Ended
	At December 31, 2010			December 31, 2010
		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
	at End of	at End of	at End of	During	During
	Period	Period	Period	Period	Period
With no related allowance recorded:
Residential real estate first mortgage	$24,167,886	$24,046,372	$—	$23,273,112	$3,666
Residential real estate second mortgage	2,865,192	2,854,132	—	2,925,059	—
Home equity lines of credit	2,004,580	2,004,580	—	2,133,811	—
Land acquisition and development	2,745,256	2,745,112	—	1,453,879	—
Real estate construction & development	3,715,060	3,721,015	—	4,038,191	—
Commercial & multi-family real estate	4,291,858	4,291,411	—	2,787,511	513
Commercial & industrial	94,011	94,011	—	66,366	—
Consumer and other	60,192	60,192	—	74,671	—
Total	$39,944,035	$39,816,825	$—

With an allowance recorded:
Residential real estate first mortgage	$9,152,423	$9,108,005	$2,380,280	$8,496,162	$—
Residential real estate second mortgage	1,056,106	1,050,705	818,819	1,068,577	—
Home equity lines of credit	2,975,397	2,975,397	1,749,699	2,347,936	—
Land acquisition and development	4,156,465	4,155,763	995,188	6,476,261	—
Real estate construction & development	399,086	399,992	150,437	263,258	—
Commercial & multi-family real estate	5,387,713	5,383,598	1,005,314	4,913,499	—
Commercial & industrial	1,822,652	1,820,491	1,002,049	1,943,399	—
Consumer and other	284,839	284,671	249,886	191,156	—
Total	$25,234,681	$25,178,622	$8,351,672

Total:
Residential real estate first mortgage	$33,320,309	$33,154,377	$2,380,280	$31,769,274	$3,666
Residential real estate second mortgage	3,921,298	3,904,837	818,819	3,993,636	—
Home equity lines of credit	4,979,977	4,979,977	1,749,699	4,481,747	—
Land acquisition and development	6,901,721	6,900,875	995,188	7,930,140	—
Real estate construction & development	4,114,146	4,121,007	150,437	4,301,449	—
Commercial & multi-family real estate	9,679,571	9,675,009	1,005,314	7,701,009	513
Commercial & industrial	1,916,663	1,914,502	1,002,049	2,009,765	—
Consumer and other	345,031	344,863	249,886	265,827	—
Total	$65,178,716	$64,995,447	$8,351,672

The following is a summary of impaired loans at September 30, 2010:

Balance of impaired loans with specific allowance	$26,123,763
Balance of impaired loans with no specific allowance	33,438,372
Total impaired loans	$59,562,135
Specific loan loss allowance on impaired loans	$8,375,959

The average balance of impaired loans during the three months December 31, 2009 was $61.0 million.  Interest income recognized on impaired loans during the three months December 31, 2009 was $60,000.

Delinquent and Non-Accrual Loans

The Company’s policy is to discontinue the accrual of interest income on any loan when, in the opinion of management, the ultimate collectibility of interest or principal is no longer probable. Management considers many factors before placing a loan on non-accrual, including the delinquency status of the loan, the overall financial condition of the borrower, the progress of management’s collection efforts and the value of the underlying collateral. Previously accrued but unpaid interest is charged to current income at the time a loan is placed on non-accrual status. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears, or recorded as income depending on management’s assessment of the ultimate collectibility of the loan. Non-accrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collectibility of interest or principal.

The following is a summary of the recorded investment in loans receivable by class that were 30 days or more past due at December 31, 2010:

			90 Days			Total	or More
	30 to 59 Days	60 to 89 Days	or More	Total		Loans	And Still
	Past Due	Past Due	Past Due	Past Due	Current	Receivable	Accruing	Nonaccrual
Residential real estate first mortgage	$5,589,523	$3,978,821	$11,069,630	$20,637,974	$218,047,277	$238,685,251	$—	$33,320,309
Residential real estate second mortgage	1,119,257	914,532	1,954,602	3,988,391	54,052,533	58,040,924	—	3,921,298
Home equity lines of credit	3,324,068	520,078	3,575,474	7,419,620	186,856,325	194,275,945	—	4,979,977
Land acquisition and development	6,280,758	41,222	229,386	6,551,366	62,155,917	68,707,283	—	6,901,721
Real estate construction & development	629,209	—	1,186,475	1,815,684	15,312,108	17,127,792	—	4,114,146
Commercial & multi-family real estate	390,102	2,530,171	4,399,750	7,320,023	318,127,222	325,447,245	266,952	9,679,571
Commercial & industrial	421,871	331,000	1,021,014	1,773,885	160,682,220	162,456,105	129,627	1,916,663
Consumer and other	36,787	19,974	285,735	342,496	3,361,328	3,703,823	—	345,030
Total	$17,791,575	$8,335,798	$23,722,066	$49,849,439	$1,018,594,930	$1,068,444,368	$396,579	$65,178,715

Credit Quality

The credit quality of the Company’s residential and consumer loans is primarily monitored on the basis of aging and delinquency, as summarized in the table above.  The credit quality of the Company’s commercial loans is primarily monitored using an internal rating system reflecting management’s risk assessment based on an analysis of the borrower’s financial condition and the delinquency status of the loan.  The internal system assigns one of the following five risk gradings.  The “pass” category consists of a range of loan grades that reflect various levels of acceptable risk.  Movement of risk through the various grade levels in the “pass” category is monitored for early identification of credit deterioration.  The “special mention” rating is considered a “watch” rating rather than an “adverse” rating and is assigned to loans where the borrower exhibits negative financial trends due to borrower specific or systemic conditions that, if left uncorrected, threaten its capacity to meet its debt obligations.  The borrower is believed to have sufficient financial flexibility to react to and resolve its negative financial situation. It is a transitional grade that is closely monitored for improvement or deterioration.  The “substandard” rating is assigned to loans where the borrower exhibits well-defined weaknesses that jeopardize its continued performance and are of a severity that the distinct possibility of default exists.  The “doubtful” rating is assigned to loans that have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, questionable resulting in a high probability of loss.  An asset classified as “loss” is considered uncollectible and of such little value that charge-off is generally warranted.  In limited circumstances, the Company might establish a specific allowance on assets classified as loss if a charge off is not yet warranted because circumstances are changing and the exact amount of the loss cannot be determined.

The following is a summary of the recorded investment of loan risk ratings by class at December 31, 2010.

		Special
	Pass	Mention	Substandard	Doubtful	Loss
Residential real estate first mortgage	$201,853,697	$—	$36,626,484	$205,070	$—
Residential real estate second mortgage	52,915,858	—	4,805,032	320,034	—
Home equity lines of credit	185,850,780	—	7,879,990	545,175	—
Land acquisition and development	55,399,026	—	13,308,257	—	—
Real estate construction & development	13,013,646	—	4,037,923	76,223	—
Commercial & multi-family real estate	297,717,555	4,336,227	23,393,463	—	—
Commercial & industrial	147,274,232	7,405,676	6,900,607	875,590	—
Consumer and other	3,170,241	—	532,843	740	—
Total	957,195,034	11,741,903	97,484,599	2,022,832	—
Less related specific allowance	—	—	(7,232,349)	(1,119,323)
Total net of allowance	$957,195,034	$11,741,903	$90,252,250	$903,509	$—